UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-42393

Aduro Clean Technologies Inc.

(Translation of registrant's name into English)

542 Newbold Street, London, Ontario  N6E 2S5, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [X]  Form 40-F  [  ]

SUBMITTED HEREWITH

EXHIBIT

1.1	Underwriting Agreement dated November 6, 2024 with Craft Capital Management LLC

99.1	News release dated November 7, 2024

99.2	Material change report dated November 7, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aduro Clean Technologies Inc.

/s/ Mena Beshay

Mena Beshay, Chief Financial Officer

Date:  November 7, 2024